Exhibit 99.1

SciSparc Issued Canadian Patent for Opioids Reduction Use in Pain Management Technology

TEL AVIV, Israel, March 06, 2024 (GLOBE NEWSWIRE) -- SciSparc Ltd. (Nasdaq: SPRC) (“Company” or “SciSparc”), a specialty clinical-stage pharmaceutical company focusing on the development of therapies to treat disorders and rare diseases of the central nervous system, announced today its had been received patent approval for its proprietary combination of opioids and n-acylethanolamines for pain treatment (the “Patent”).

The Patent has been granted by the Canadian Intellectual Property Office, the government agency in Canada that administers intellectual property rights and legislation for patents.

According to a report by Grand View Research, the global opioid market was valued at $22.8 billion in 2022 and is anticipated to grow at a compound annual growth rate of 1.4% from 2023 to 2030. The increasing rate of regulatory approvals and the launch of new opioid medicines to treat patients with chronic pain are the factors expected to drive market growth. At the same time, opioid abuse and addiction has been a global growing epidemic for more than a decade.

“With the Canadian patent approval for our opioid reduction technology, SciSparc continues to build on global recognition of its innovations and breakthrough technologies. We are all aware of how effective opiates are in relieving pain, but also for their addictive influence. We believe that our technology will potentially make it possible to improve the therapeutic effect of opiates in lower doses, thereby reducing their addictive potential. Our technology represents hope for safer and more effective pain management strategies worldwide,” said SciSparc’s Chief Executive Officer, Oz Adler.

About SciSparc Ltd. (Nasdaq: SPRC):

SciSparc Ltd. is a specialty clinical-stage pharmaceutical company led by an experienced team of senior executives and scientists. SciSparc’s focus is on creating and enhancing a portfolio of technologies and assets based on cannabinoid pharmaceuticals. With this focus, the Company is currently engaged in the following drug development programs based on THC and/or non-psychoactive CBD: SCI-110 for the treatment of Tourette Syndrome, for the treatment of Alzheimer’s disease and agitation; SCI-160 for the treatment of pain; and SCI-210 for the treatment of ASD and status epilepticus. The Company also owns a controlling interest in a subsidiary whose business focuses on the sale of hemp seeds oil-based products on Amazon Marketplace.

Forward-Looking Statements:

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. For example, SciSparc is using forward-looking statements when it discusses the anticipated growth and reasons for the growth of the global opioid market, the belief that the Company’s technology will improve the therapeutic effect of opiates in lower doses, and that the Company’s technology represents hope for safer and more effective pain management strategies worldwide. Historical results of scientific research and clinical and preclinical trials do not guarantee that the conclusions of future research or trials will suggest identical or even similar conclusions. Because such statements deal with future events and are based on SciSparc’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of SciSparc could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in SciSparc’s Annual Report on Form 20-F filed with the SEC on May 1, 2023, and in subsequent filings with the U.S. Securities and Exchange Commission. Except as otherwise required by law, SciSparc disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date they were made, whether as a result of new information, future events or circumstances or otherwise.

Investor Contact:
IR@scisparc.com
Tel: +972-3-6167055